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                                                                Exhibit 99(A)(7)

Madison Completes Tender Offer for Units in Marriott Residence Inn Limited Partnership


Denver, CO, July 9 - Madison Liquidity Investors 114, LLC announced today that its tender offer to purchase up to 13,120 Units of limited partnership interest at $300 per Unit of Marriott Residence Inn Limited Partnership expired, as scheduled, on Tuesday, June 26, 2001. Madison accepted for purchase in accordance with the terms of its Offer all Units validly tendered and not withdrawn prior to the expiration of the Offer.

Approximately 2,271 Units (about 3.46% of the outstanding Units) were validly tendered and not withdrawn. Upon payment for these Units in accordance with the Terms of its Offer, Madison will beneficially own approximately 3.71% of the total number of outstanding Units (including Units beneficially owned by certain of Madison's co-bidders prior to commencement of the Offer). Payment for shares validly tendered and not withdrawn, together with interest as provided in the Offer, is expected to be made after approximately October 1, 2001 (the beginning of Marriott Residence Inn's fourth fiscal quarter) in accordance with the terms of the Offer.

Madison Liquidity Investors 114, LLC is a joint venture between Madison Capital Management LLC ("Madison"), Haberhill LLC ("Haberhill") and other affiliates of Madison. Madison is a privately-held investment management firm, and Haberhill is a privately-held real estate investment advisory firm.

Questions and requests for assistance or additional copies of the tender offer material may be directed to Madison Liquidity Investors 114, LLC, 6143 South Willow Drive, Suite 200, Greenwood Village, CO 80111.

Telephone
(800) 269-7313.